SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 17, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:

Partner Communications announces the departure of the Chief Financial Officer

PARTNER COMMUNICATIONS ANNOUNCES THE
DEPARTURE OF THE CHIEF FINANCIAL OFFICER

Rosh Ha’ayin, Israel, January 17, 2017 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR;), a leading Israeli communications operator, announced today the departure of Partner's CFO,  Mr. Ziv Leitman, who asked to terminate his office after nearly six years of office in order to seek new endeavors.

Mr. Isaac Benbenisti, Partner’s CEO, noted: “Mr. Ziv Leitman is leaving Partner following an extensive period of successful activity during which he contributed tremendously to the Company's success and formulation of the Company's strategy to become a comprehensive communications company. Mr. Leitman led and was a significant partner in key activities of the Company, including, the network sharing agreement with HOT Mobile, significant capital offerings, the extraction process of the Orange brand, negotiations for a collective employment agreement and more.

Mr. Ziv Leitman succeeded in building a long term trustworthy relationship with the capital market and financial institutions. We thank Mr. Leitman for his contribution to the Company and wish him success in his future endeavors."

Mr. Adam Chesnoff, the Chairman of the Board of Directors, noted: "We thank Mr. Ziv Leitman for his significant contributions to the Company. On behalf of the Board of Directors, I want to thank Mr. Leitman for his very unique dedication, devotion, and strong commitment to the Company during his tenure. We will miss him and wish him the best of luck in his future endeavors. He will always be a member of the Partner family"

At the Company's request, Mr. Leitman will remain in office until the Company reports its 2016 annual results and until a successor is appointed.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" brand and the "012 Smile" brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:

Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: January 17, 2017